Dodge & Cox Funds: Tax Information	Page 1 of 2

Tax Information

2006 tax forms have been mailed to the address of record. If you wish to view account specific (non-consolidated) tax information, it is also available within Account Access. To access this information, please login at the right of this page, and then select “View/Order Tax Forms” from the dropdown menu next to each taxable account.

The following information is not intended to be a complete discussion covering all your income tax requirements, and it should not be relied upon as a source of professional advice. For additional information, please refer to our Frequently Asked Tax Questions. Distribution information is also available in the Performance & Prices section of this web site.

Helpful Tax Material Handouts

Letter which accompanies 1099 mailing - Discusses Forms 1099-DIV and 1099-B that are sent to shareholders in late-January 2007, and includes information that may be useful in preparing certain state tax returns.

2006 supplemental tax reporting information - Lists 2006 distributions from the Funds and other data that may assist shareholders with tax reporting.

2006 tax reporting of foreign taxes paid - For investors in Dodge & Cox International Stock Fund only. Contains information on foreign taxes paid that you may need to complete your 2006 federal and state income tax returns.

Tax Information Mailing Schedule

Mid-January

•	Year-end statement: reports distributions, activity and year-end balances in each Fund account for the year.

Late-January

•	Form 1099-DIV: reports taxable distributions for the year.

•	Form 1099-B: reports proceeds from sales (redemptions or exchanges) of shares.

Dodge & Cox Funds: Tax Information	Page 2 of 2

•	Form 1099-R: reports any withdrawals from a Traditional, Roth or SEP Individual Retirement Account (IRA).

•	Average Cost Accounting Statement: shows all sales (redemptions or exchanges) reportable for the prior year and calculates the taxable gain or loss on an average cost basis for each sale. Statement will be sent to most shareholders of taxable accounts who sold shares in the prior year. Please note: If you received a Statement that shows a loss on a December sale, some or all of that loss might be disallowed due to wash sale rules if you purchase additional shares in January. If that is the case, a revised Statement will be sent to you in mid-to-late February.

Mid-March (foreign persons only)

•	Form 1042-S: reports taxable dividends and income tax withheld on accounts owned by foreign persons.

Late-May

•	Form 5498: reports regular and rollover 2006 IRA contributions to Traditional and Roth IRAs, and SEP-IRA accounts.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds	Page 1 of 1

Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax exempt institutions through mutual funds and separate accounts.

Three factors distinguish Dodge & Cox from other asset managers: independence, longevity and a clearly defined, consistently applied investment philosophy.

The philosophy that guides the management of our equity, fixed-income and balanced portfolios is built on traditional principles. We maintain a long-term focus, conduct our own research and employ a rigorous price discipline. Our decision making process takes full advantage of individual insights within a team-oriented culture.

Receive Fund literature via E-mail by changing your “Electronic Delivery Preferences” in Account Access.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

DODGE & COX

Investment Managers

January 25, 2007

Dear Client or Consultant:

We are writing to inform you of the following changes at Dodge & Cox.

Effective January 1, 2007 John A. Gunn was appointed Chairman of the firm. Mr. Gunn joined Dodge & Cox in 1972, was elected a shareholder of the firm in 1975, was named Chief Investment Officer in 1982, President in 1992 and Chief Executive Officer of the firm in December 2005. Mr. Gunn remains a member of Dodge & Cox’s Investment Policy Committee (IPC), International Investment Policy Committee (IIPC) and Fixed Income Investment Policy Committee (FIIPC).

In addition to John Gunn, the Dodge & Cox Board of Directors is comprised of Kenneth E. Olivier (President), Dana M. Emery (Executive Vice President), Charles F. Pohl (Senior Vice President) and Thomas M. Mistele (Chief Operating Officer).

As previously announced, Harry R. Hagey retired on December 31, 2006. Mr. Hagey worked at Dodge & Cox for 39 years, and served as the firm’s Chairman for the past 14 years and Chief Executive Officer between 1992 and 2005. We greatly appreciate his wise counsel and many years of hard work on behalf of the firm and its clients. We will miss his camaraderie, and we wish him well in his future endeavors. Mr. Gunn also succeeded Mr. Hagey as Chairman of the Dodge & Cox Funds effective January 1, 2007.

Charles F. Pohl has been named Chief Investment Officer of Dodge & Cox as well as a member of the IIPC. Mr. Pohl joined Dodge & Cox in 1984 and was elected a shareholder of the firm in 1987. Mr. Pohl is also the firm’s Director of Credit Research, and a member of the firm’s Board of Directors, the IPC and the FIIPC.

C. Bryan Cameron has been named Director of Research of Dodge & Cox. Mr. Cameron joined Dodge & Cox in 1983 and was elected a shareholder of the firm in 1987. Mr. Cameron formerly served as Co-Director of Research with Charles Pohl. He is a member of the IPC and the IIPC.

Keiko Horkan was named a member of the IIPC. Ms. Horkan joined Dodge & Cox in 2000 and was elected a shareholder of the firm in 2005.

Kouji Yamada, a research analyst and member of the IIPC, has resigned from Dodge & Cox to pursue other interests. Mr. Yamada joined Dodge & Cox in 1995 and became a shareholder of the firm in 2000. We wish him well in his future endeavors. With Mr. Yamada’s resignation and the additions of Mr. Pohl and Ms. Horkan, the nine members of the IIPC now have an average tenure at the firm of 17 years.

Finally, David H. Longhurst has been appointed Treasurer of the Dodge & Cox Funds. Prior to joining Dodge & Cox in 2004, he served as Vice President and Treasurer of the Safeco Mutual Funds.

Thank you for your continued confidence in Dodge & Cox. We wish you a healthy and prosperous New Year, and, as always, welcome your comments and questions.

Sincerely,

Dodge & Cox

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710

Dodge & Cox Funds: Download Literature	Page 1 of 2

Download Literature (PDF)

Dodge & Cox Stock Fund

•	Fact Sheet and Commentary dated December 31, 2006

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox International Stock Fund

•	Fact Sheet and Commentary dated December 31, 2006

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Balanced Fund

•	Fact Sheet and Commentary dated December 31, 2006

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Income Fund

•	Fact Sheet and Commentary dated December 31, 2006

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Funds

Dodge & Cox Funds: Download Literature	Page 2 of 2

•	Dodge & Cox Proxy Voting Policy dated February 17, 2006

•	Funds’ Proxy Report (N-PX) dated June 30, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

December 31, 2006

DODGE & COX

International Stock Fund

Ticker Symbol

DODFX

Objective

- The Fund seeks long-term growth of principal and income.

Strategy

- The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION

Net Asset Value Per Share	$43.66
Total Net Assets (billions)	$30.9
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield[(a)]	1.37%
Fund Inception Date	May 1, 2001
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years. *(Updated as of January 23, 2007.)*

ASSET ALLOCATION



Stocks: 94.5%
Cash
Equivalents: 5.5%

PORTFOLIO CHARACTERISTICS

	Fund	MSCI EAFE
Number of Stocks	82	1,164
Median Market Capitalization (billions)	$15	$6
Weighted Average Market Capitalization (billions)	$57	$58
Price-to-Earnings Ratio[(b)]	13.9x	14.2x
Countries Represented	21	22
Emerging Markets (Brazil, Israel, Mexico, South Africa, South Korea, Thailand, Turkey)	14.9%	0.0%

REGION DIVERSIFICATION

	Fund	MSCI EAFE
Europe (excluding United Kingdom)	34.7%	45.3%
Japan	20.5	22.6
United Kingdom	15.7	23.7
Latin America	7.8	0.0
Pacific (excluding Japan)	7.3	8.4
United States	4.3	0.0
Africa	1.8	0.0
Canada	1.4	0.0
Middle East	1.0	0.0

TEN LARGEST HOLDINGS[(c)]

Sanofi-Aventis *(France)*	3.3%
Hitachi, Ltd. *(Japan)*	2.5
Credit Suisse Group *(Switzerland)*	2.5
News Corp. Class A *(United States)*	2.4
Matsushita Electric Industrial Co., Ltd. *(Japan)*	2.4
HSBC Holdings PLC *(United Kingdom)*	2.3
Nokia Oyj *(Finland)*	2.2
Tesco PLC *(United Kingdom)*	2.2
Infineon Technologies AG *(Germany)*	2.2
Royal Bank of Scotland Group PLC *(United Kingdom)*	2.1

SECTOR DIVERSIFICATION

	Fund	MSCI EAFE
Financials	21.5%	29.9%
Consumer Discretionary	14.3	11.9
Information Technology	12.3	5.6
Materials	11.9	8.4
Energy	8.6	7.2
Industrials	8.1	11.1
Consumer Staples	7.5	7.8
Health Care	6.1	7.0
Telecommunication Services	3.5	5.5
Utilities	0.7	5.6

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) The Fund's price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

www.dodgeandcox.com

*Average Annual Total Return**

For periods ended December 31, 2006	1 Year	3 Year	5 Year	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	28.00%	25.56%	20.77%	16.60%
MSCI EAFE Index	26.35	19.93	14.98	9.93

The Dodge & Cox International Stock Fund had a total return of 28.0% for the year ended December 31, 2006, compared to a total return of 26.4% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. For the fourth quarter of 2006, the Fund had a total return of 11.4% compared to a total return of 10.4% for the MSCI EAFE. At year end, the Fund had net assets of $30.9 billion and a cash position of 5.5%.

2006 PERFORMANCE REVIEW

Capital markets across the world, with the exception of Japan, appreciated significantly during the year, fueled by strong earnings growth and a weak U.S. dollar.

For the year, the International Stock Fund performed well on an absolute basis and relative to the MSCI EAFE. The following factors were major contributors to performance:

- The Fund's investments in the Energy sector averaged a total return of 38% compared to 17% for the MSCI EAFE Energy sector. Notable performers included Norsk Hydro and Petroleo Brasileiro, which both returned 51% during the year.
- The Fund's investments in the Industrials sector averaged a total return of 48% compared to 25% for the MSCI EAFE Industrials sector. Notable performers included Nexans (up 174%), Sulzer (up 117%), and Volvo (up 51%).
- The Fund's investments in Japan helped performance relative to the benchmark, averaging a total return of 11% compared to 6% for the MSCI EAFE Japan region. Notable performers included Honda (up 39%), Mediceo Paltac (up 32%), and Brother Industries (up 30%).
- Investments in the emerging markets were up, with Latin America particularly strong (up 60%).

The Fund's overweight position in Consumer Electronics and Information Technology, which were weak sectors of the market, detracted from performance relative to the benchmark. Notable underperformers were Japanese technology-related companies Hitachi (down 7%) and Seiko Epson (down 2%). Other weak performers included LG.Philips (down 30%) and Thomson (down 5%).

FOURTH QUARTER PERFORMANCE REVIEW

The following factors were major contributors to fourth quarter performance:

- The Fund's investments in the Materials sector averaged a total return of 19% compared to 14% for the MSCI EAFE Materials sector. Notable performers included Yara (up 50%), Rinker (up 38%), and Lanxess (up 31%).
- The Fund's investments in the Energy sector averaged a total return of 16% compared to 9% for the MSCI EAFE Energy sector. Notable performers included Norsk Hydro and Petroleo Brasileiro, which returned 36% and 26%, respectively.
- Investments in the emerging markets positively impacted the Fund's return with Latin America (up 25%) particularly strong and Middle East and Africa up 30%. The EAFE has no exposure to emerging markets.

The Fund's overweight position in Consumer Electronics and Information Technology hindered performance relative to the benchmark. Notable underperformers included Seiko Epson (down 11%), LG.Philips (down 9%), and Matsushita (down 6%).

In addition, U.S. dollar depreciation against developed and emerging market currencies had a positive effect on the Fund's performance.

LOOKING FORWARD

Over the past 36 years, earnings growth and dividend yield have been the largest contributors to international equity returns. Recent returns have been powered largely by double-digit growth in earnings and currency gains.

We have repeatedly cautioned Fund shareholders that the high level of past returns is unlikely to be sustained going forward. Market valuations on a price-to-earnings basis appear reasonable, dividend yields are in-line with historic ranges, and currency changes remain difficult to forecast. Going forward, we believe earnings growth will be more in-line with historical levels, as corporate profitability is already quite high.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Annual Report, which will be available online in February.

January 2007

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world's stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund's prospectus. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/06 ISF FS

DODGE & COX

Balanced Fund

December 31, 2006

Ticker Symbol DODBX

Objective

- The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy

- The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed-Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed-income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed-income securities.

GENERAL INFORMATION

Net Asset Value Per Share	$87.08
Total Net Assets (billions)	$27.5
30-Day SEC Yield[a]	2.53%
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
Fund Inception	1931
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 21 years, and by the Fixed Income Investment Policy Committee, whose nine members' average tenure is 17 years.

ASSET ALLOCATION



Stocks: 64.2%
Fixed-Income Securities: 30.7%
Cash Equivalents: 5.1%

STOCK PORTFOLIO (64.2% OF FUND)

Number of Stocks	85
Median Market Capitalization (billions)	$26
Price-to-Earnings Ratio[b]	15.4x
Foreign Stocks[c] (% of Fund)	11.3%

FIVE LARGEST SECTORS

Consumer Discretionary	14.9%
Information Technology	9.9
Health Care	9.7
Financials	9.5
Energy	6.1

TEN LARGEST STOCK HOLDINGS[d]

Comcast Corp. *Class A*	2.6%
Hewlett-Packard Co.	2.4
News Corp. *Class A*	2.0
Pfizer, Inc.	1.8
Chevron Corp.	1.8
Time Warner, Inc.	1.8
Wachovia Corp.	1.8
McDonald's Corp.	1.8
Wal-Mart Stores, Inc.	1.7
Sanofi-Aventis *ADR (France)*	1.7

FIXED-INCOME PORTFOLIO (30.7% OF FUND)

Number of Fixed-Income Securities	310
Average Maturity	6.1 years
Effective Duration	3.8 years

CREDIT QUALITY[e]

U.S. Government & Government Related	20.0%
Aaa	0.0[f]
Aa	0.9
A	1.8
Baa	4.6
Ba	1.6
B	1.1
Caa	0.7
Average Quality	**Aa**

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related	6.0%
Mortgage-Related Securities	14.1
Corporate	10.6

FIVE LARGEST CORPORATE FIXED-INCOME ISSUERS[d]

Ford Motor Credit Co.	0.9%
Time Warner, Inc. (AOL Time Warner)	0.7
GMAC, LLC	0.7
HCA, Inc.	0.6
Xerox Corp.	0.6

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) The Fund's price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e) Credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(f) Rounds to 0.0%.

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Average Annual Total Return[1]

For periods ended December 31, 2006	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	13.84%	11.20%	10.68%	11.79%	12.47%
Combined Index	11.11	7.76	5.98	7.88	10.30

The Dodge & Cox Balanced Fund had a total return of 13.8% in 2006, compared to a total return of 11.1% for the Combined Index[1]. At year end, the Fund's total assets of $27.5 billion were invested in 64.2% stocks, 30.7% fixed-income securities and 5.1% cash equivalents.

2006 PERFORMANCE REVIEW

The Fund's strong performance relative to the Combined Index in 2006 was driven by both the equity and fixed-income portfolios.

Specifically, the equity portfolio's Consumer Discretionary stocks (up 28%) outpaced those in the S&P 500 (up 17%). The portfolio also had a higher weighting than the market in this sector which enhanced returns. Comcast (up 63%), the portfolio's largest holding, made the largest single contribution to return. The portfolio's Information Technology stocks (up 22%) also outpaced their S&P 500 counterparts (up 9%). Detractors from the equity portfolio's performance relative to the S&P 500 include three of its Japanese technology-related holdings: Sony (up 6%), Matsushita (up 5%) and Hitachi (down 6%). Capital One Financial (down 11%) was the portfolio's single largest detractor for the year.

With regards to the fixed-income portfolio, the primary sources of its outperformance of the LBAG in 2006 included: 1) strong performance from investments in Ford Motor Credit, GMAC, and Xerox (offset somewhat by weak performance from HCA); 2) the portfolio's shorter-than-benchmark duration[2]; 3) strong performance from the portfolio's mortgage-backed securities (MBS); and 4) the portfolio's overweight positions in the Corporate and MBS sectors, which outperformed comparable Treasuries.

FOURTH QUARTER PERFORMANCE REVIEW

For the quarter, the Balanced Fund had a total return of 4.9% compared to 4.5% for the Combined Index. The equity portfolio performed in-line with the S&P 500's 6.7% return. Key contributors to relative returns were the portfolio's higher weighting in the strong performing Consumer Discretionary sector, and outperformance from the portfolio's Information Technology stocks (e.g., Hewlett-Packard, up 12%). Conversely, the equity portfolio's higher weighting in Health Care (e.g., Pfizer, down 8%) hindered relative results, as this sector of the portfolio and the S&P 500 returned a modest 1% for the quarter.

The fixed-income portfolio outperformed the LBAG's return of 1.2% for the quarter. Returns were fueled by strong performance from the portfolio's Corporate and MBS holdings, as well as a higher weighting than the market in these sectors, which outperformed comparable-duration alternatives. The portfolio's shorter relative duration positioning also benefited relative returns.

STRATEGY AND OUTLOOK

With regards to equity strategy, technological innovation and the spread of free market economic principles are facilitating the continued integration of the global economy and rapid expansion of the developing world. Integration and growth in the global economy has had a profound impact on the companies in our investment universe, and consequently on how we conduct research at Dodge & Cox. For instance, 38 of the equity portfolio's U.S.-domiciled companies (which represent 47% of the equity portfolio) have at least 25% of their sales coming from overseas. Additionally, another 17% of the equity portfolio is invested in 18 companies that are based outside the U.S. We have been fortifying our research effort over the past ten years to include a global perspective. In fact, the decision to start our International Stock Fund in 2001 was made in part to improve our overall research effort for the benefit of our current clients. Each of our 20 research analysts take a global view when covering their industries, and is responsible for making investment recommendations to the teams managing all four of the Dodge & Cox Funds.

With regards to the fixed-income portfolio, the low level of nominal interest rates seems to incorporate expectations for slowing inflation. The reasonably healthy pace of economic activity and tight labor market lead us to believe a downturn in core inflation is unlikely. Given this, we expect nominal interest rates (especially those for longer-duration securities) to rise over our three-to-five year investment horizon. As such, we have maintained the portfolio's shorter relative duration positioning (3.8 years versus 4.5 years for the LBAG as of year end). As always we seek ways to add to the portfolio's yield and total return potential through our in-depth security-specific research efforts.

As we have communicated in the past, we do not change the Fund's asset allocation between stocks, bonds and cash dramatically quarter-to-quarter, let alone year-to-year. The Fund's current asset allocation of 64.2% in stocks and 35.8% in bonds and cash reflects our belief that the outlook for stocks over the next three-to-five years is potentially more attractive than the outlook for fixed-income securities. Furthermore, we believe a balanced approach to investing is particularly prudent today, as our rapidly changing world presents new and complex investment risks and opportunities.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Annual Report, which will be available online in February.

January 2007

[1] The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor's 500 Index (S&P 500), which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index (LBAG), which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

[2] Duration is a measure of a bond's price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/06 BF FS

DODGE & COX

December 31, 2006

Income Fund

Ticker Symbol

DODIX

Objective

- The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

- The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody's. To a lesser extent, the Fund may also invest in fixed-income securities rated Baa/BBB, or lower, by Moody's/S&P.

  The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox's appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION

Net Asset Value Per Share	$12.57
Total Net Assets (billions)	$12.0
30-Day SEC Yield[a]	5.11%
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
Fund Inception	1989
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 12 members' (for fixed-income decisions) average tenure at Dodge & Cox is 20 years.

ASSET ALLOCATION



Fixed-Income Securities: 96.5%
Cash Equivalents: 3.5%

PORTFOLIO CHARACTERISTICS

	Fund	LBAG
Number of Fixed-Income Securities	**396**	7,134
Average Maturity (years)	**5.7**	7.0
Effective Duration (years)	**3.6**	4.5

FIVE LARGEST CORPORATE ISSUERS[c]

Ford Motor Credit Co.	**2.5%**
Time Warner, Inc. (AOL Time Warner)	**2.2**
GMAC, LLC	**2.0**
Xerox Corp.	**1.8**
HCA, Inc.	**1.6**

SECTOR DIVERSIFICATION

	Fund	LBAG
U.S. Treasury & Government Related	**22.5%**	35.7%
Mortgage-Related Securities	**42.7**	35.1
Asset-Backed Securities/CMBS[b]	**0.7**	6.1
Corporate	**30.6**	19.4
Non-Corporate Yankee	**0.0**	3.7
Cash Equivalents	**3.5**	0.0

CREDIT QUALITY[d]

	Fund	LBAG
U.S. Government & Government Related	**65.1%**	70.8%
Aaa	**1.1**	8.1
Aa	**2.5**	5.0
A	**5.3**	8.7
Baa	**13.0**	7.4
Ba	**4.6**	0.0
B	**3.3**	0.0
Caa	**1.6**	0.0
Cash Equivalents	**3.5**	0.0
Average Quality	**Aa**	**AA+**

MATURITY DIVERSIFICATION

	Fund	LBAG
0-1 Years to Maturity	**13.2%**	0.0%
1-5	**56.2**	45.4
5-10	**19.7**	42.8
10-15	**1.7**	3.3
15-20	**1.1**	2.2
20-25	**5.6**	3.2
25 and Over	**2.5**	3.1

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.

(b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d) The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers' methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

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Average Annual Total Return[1]

For periods ended December 31, 2006	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	5.30%	3.63%	5.48%	6.52%
LBAG Index	4.33	3.70	5.06	6.24

The Dodge & Cox Income Fund had a total return of 5.3% in 2006 compared to a total return of 4.3% for the Lehman Brothers Aggregate Bond Index (LBAG). For the fourth quarter of 2006, the Fund had a total return of 1.7% compared to 1.2% for the LBAG. At year end, the Fund had net assets of $12.0 billion and a cash position of 3.5%.

FOURTH QUARTER MARKET COMMENTARY

Economic data released during the fourth quarter depicted a modestly expanding economy despite the ongoing slowdown in the U.S. residential housing market. The labor market remains firm: the employment rate of 4.5% is near a 5-year low, with over 1.8 million new jobs created in 2006 and a rate of labor force participation that is the highest since 2003. This, along with lower gasoline/energy prices, has supported consumer spending. Business spending remains robust as well. The residential housing market has declined notably since the beginning of the year: housing starts are down over 20%, and existing home sales are down almost 10%. However, the effects of the slowdown in housing and residential construction have not spilled over to the broader economy to date. Most recently, real GDP grew 2.0% (annualized) in the third quarter, compared to 4.1% (annualized) for the first half of the year. Market participants currently expect 2.4% annualized fourth quarter GDP growth.

The Federal Open Market Committee (FOMC) met twice during the quarter without changing the 5.25% target Federal Funds rate. Core inflation remains a concern to the FOMC: core (ex-food and energy) CPI has increased steadily since the end of 2003, and it most recently rose 2.6% (through November) versus 2.1% one year ago. Other inflationary concerns include accelerating unit labor costs, slower productivity growth, and the weaker U.S. dollar caused in part by growing trade and current account deficits.

Corporate bonds (measured by the Lehman Corporate Index) returned 1.4% and generated 0.6% of "excess return." Despite increasing event risk (including leveraged buyouts (LBOs) and other transactions that increase balance sheet leverage), corporate bond yield premiums continued to narrow as corporate balance sheets generally remain healthy, cash positions are high, and profitability is solid. Meanwhile, Mortgage-Backed Securities (MBS), measured by the Lehman MBS Index, returned 1.6% and outperformed comparable-duration Treasuries by 0.6%, benefiting from investor demand amid a decline in interest rate volatility.

FOURTH QUARTER PERFORMANCE REVIEW

The following factors affected relative performance:

- Issuer-specific corporate performance was positive, with good returns from the Fund's holdings of HCA (rebounding somewhat from poor third quarter performance), Ford Motor Credit, GMAC, and Equity Office Properties, among others.
- The Fund's shorter effective duration[2] (3.9 years versus 4.6 years for the LBAG at the beginning of the quarter) added to relative returns as U.S. Treasury yields rose modestly across all maturities.
- The Fund's overweight positions in the Corporate and MBS sectors added to relative returns as both sectors outperformed comparable-duration Treasuries.
- The Fund's specific MBS holdings outperformed comparable-duration alternatives.

2006 PERFORMANCE REVIEW

The primary sources of Fund outperformance in 2006 were identical to the sources from the fourth quarter. These included issuer-specific corporate performance (particularly strong performers included Ford Motor Credit, GMAC, Dillard's, Equity Office Properties, and Xerox, offset somewhat by poor performance from HCA, despite its partial recovery in the fourth quarter). In addition, the Fund's shorter-than-benchmark duration positioning (given the Treasury yield increases across all maturities since the beginning of the year), issue-specific MBS performance, and the Fund's overweight positions in the Corporate and MBS sectors benefited returns.

LOOKING FORWARD

The Fund features overweights of the Corporate and MBS sectors (constructed on a bond-by-bond basis from our rigorous research efforts) and a more defensive duration positioning than the LBAG. The Fund's Corporate weighting was 30.6% at year end (compared to 19.4% for the LBAG), a 2.8% decline from the beginning of the quarter, primarily due to several small changes to Corporate issuer weightings. The Fund's MBS weighting was 42.7% at year end (compared to 35.1% for the LBAG), a 1.3% decline from the beginning of the quarter.

The low level of nominal interest rates seems to incorporate market expectations for slowing inflation. However, the reasonably healthy pace of economic activity and tight labor market lead us to believe a downturn in core inflation is unlikely. Given this, we expect nominal interest rates (especially those for longer-duration securities) to rise over our three-to-five year investment horizon. As such, we have maintained the portfolio's shorter relative duration positioning (3.6 years versus 4.5 years for the LBAG as of year end). As always, we seek ways to add to the portfolio's yield and total return potential through our in-depth, security-specific research efforts.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Annual Report, which will be available online in February.

January 2007

[1] The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income but, unlike Fund returns, do not reflect fees or expenses.

[2] Duration is a measure of a bond's price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/06 IF FS

DODGE & COX

December 31, 2006

Stock Fund

Ticker Symbol

DODGX

Objective

- The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

- The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION

Net Asset Value Per Share	$153.46
Total Net Assets (billions)	$66.2
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-Day SEC Yield[a]	1.26%
Fund Inception	1965
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 21 years.

ASSET ALLOCATION



Stocks: 95.6%
Cash Equivalents: 4.4%

PORTFOLIO CHARACTERISTICS

	Fund	S&P 500
Number of Stocks	**85**	500
Median Market Capitalization (billions)	**$26**	$13
Weighted Average Market Capitalization (billions)	**$77**	$103
Price-to-Earnings Ratio[b]	**15.5x**	15.3x
Foreign Stocks[c] (% of Fund)	**17.1%**	0.0%

SECTOR DIVERSIFICATION

	Fund	S&P 500
Consumer Discretionary	**22.2%**	10.6%
Information Technology	**14.6**	15.1
Health Care	**14.5**	12.0
Financials	**13.9**	22.3
Energy	**9.0**	10.0
Industrials	**8.7**	10.8
Materials	**5.2**	3.0
Consumer Staples	**4.3**	9.3
Telecommunication Services	**2.1**	3.5
Utilities	**1.1**	3.4

TEN LARGEST HOLDINGS[d]

Comcast Corp. *Class A*	**3.9%**
Hewlett-Packard Co.	**3.7**
News Corp. *Class A*	**3.0**
Time Warner, Inc.	**2.8**
Pfizer, Inc.	**2.8**
Wal-Mart Stores, Inc.	**2.8**
Chevron Corp.	**2.7**
Sanofi-Aventis *ADR (France)*	**2.6**
Sony Corp. *ADR (Japan)*	**2.6**
McDonald's Corp.	**2.5**

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) The Fund's price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

www.dodgeandcox.com

*Average Annual Total Return**

For periods ended December 31, 2006	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	18.54%	15.59%	12.84%	14.23%	14.81%
S&P 500 Index	15.79	10.43	6.18	8.42	11.80

The Dodge & Cox Stock Fund had a total return of 18.5% in 2006, compared to a total return of 15.8% for the Standard & Poor's 500 Index (S&P 500). At year end, the Fund had net assets of $66.2 billion and a cash position of 4.4%.

2006 PERFORMANCE REVIEW

The following factors contributed to the Fund's performance for the year:

- The largest contributor to the Fund's relative performance in 2006 was its biggest detractor in 2005—the Consumer Discretionary sector. 22.2% of the Fund is invested in this area compared to 10.6% for the S&P 500 at year end. The Fund's Consumer Discretionary holdings returned 29% in aggregate in 2006 compared to 17% for those in the S&P 500. Media holdings Comcast (the Fund's largest position, up 63%), News Corp. (up 39%) and Time Warner (up 26%) were particularly strong.
- The Fund's Information Technology holdings, which were up 22% in aggregate versus 9% for those in the S&P 500, continued to contribute to the Fund's returns in 2006. Standouts include the Fund's second largest holding, Hewlett-Packard (up 45%), and a smaller position in BMC Software (up 57%). Information Technology stocks now comprise 14.6% of the Fund compared to 15.1% of the S&P 500.

Detractors from the Fund's relative performance when compared to the S&P 500 include three of the Fund's Japanese technology-related companies, Sony (up 6%), Matsushita (up 5%) and Hitachi (down 6%), which are not a part of the S&P 500 and lagged its return. In addition, while the Fund's holdings in Financials returned 18%, they lagged the S&P 500's stocks in this sector, which returned 20%. Capital One Financial (down 11%) was the Fund's single largest detractor for the year.

FOURTH QUARTER PERFORMANCE REVIEW

In the fourth quarter of 2006, the Fund had a total return of 6.5% compared to 6.7% for the S&P 500. The Fund's higher weighting in Health Care (14.5% versus 12.0% for the S&P 500) hindered relative results, as this area of the Fund and the S&P 500 returned a modest 1% for the quarter. Pfizer (down 8%) was the Fund's largest detractor to results.

Conversely, the Fund's higher weighting than the S&P 500 in the Consumer Discretionary sector also helped in the fourth quarter—these stocks returned 10% in both the Fund and the S&P 500. Comcast (up 15%) and Time Warner (up 20%) were the largest contributors. The Fund's Information Technology stocks returned 9% in the quarter, compared to 6% for those in the S&P 500 sector. Standouts included Hewlett-Packard (up 12%) and Electronic Data Systems (up 13%).

Other notable strong and weak individual results came from McDonalds (up 16%), Chevron (up 14%), St. Paul Travelers (up 15%), Motorola (down 18%), Wal-Mart (down 6%) and Matsushita (down 5%).

As always, we manage the Fund using a three-to-five year investment horizon. We encourage our shareholders to focus on the long term and not concentrate on short-term results.

LOOKING FORWARD

While we remain optimistic about the long-term prospects for the world economy and confident in our ability to continue to implement our investment approach, the past seven years (roughly since the peak of the technology bubble) have been exceptional for the Stock Fund compared to the broad market. Since the end of 1999 the Fund has returned an annualized 12.8% per year compared to 1.1% for the S&P 500. Over this time period, what were lower valuation stocks (primarily in the Industrials, Materials and Energy sectors) have outperformed what turned out to be overvalued stocks (primarily in the Information Technology, Media, Telecommunications and Health Care sectors). Today, with valuations across all sectors of the market much more homogeneous, the possibility of the Fund outperforming the S&P 500 by such a wide margin going forward is remote. Indeed, outperforming the S&P 500 at all given this valuation landscape will be a formidable challenge.

We would also take this opportunity to remind shareholders that equity returns have historically been volatile, and investors could lose money. Regardless of what happens in the near-term, our team at Dodge & Cox will continue to focus on our three-to-five year investment horizon and work hard to uncover attractive opportunities on behalf of the shareholders of the Dodge & Cox Stock Fund.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Annual Report, which will be available online in February.

January 2007

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

12/06 SF FS